10026949

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67894

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GNV ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 W. MADISON ST, STE 3575
(No. and Street)

CHICAGO (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID A. PIERCE (312) 422-1728
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLACKMAN KALLICK
(Name – *if individual, state last, first, middle name*)

10 SOUTH RIVERSIDE PLAZA 9TH FLOOR (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Mail Processing Section
FEB 25 2010
Washington, DC
105

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID A. PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GNV ADVISORS, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David A. Pierce
Signature

FINOP
Title

Evy L Stein-Keller
Notary Public

OFFICIAL SEAL
EVY L STEIN-KELLER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/30/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.[1]
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.[2]
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1. NO COMPUTATION OF RESERVE REQUIREMENTS HAS BEEN MADE BECAUSE GNV ADVISORS LLC IS EXEMPT FROM THESE REQUIREMENTS PURSUANT TO PARAGRAPH (K)(1) BECAUSE THE COMPANY CONDUCTS LIMITED BUSINESS (PRIVATE PLACEMENTS).

2. THERE IS NO INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS BECAUSE GNV ADVISORS LLC IS EXEMPT FROM THESE REQUIREMENTS PURSUANT TO PARAGRAPH (K)(1) BECAUSE THE COMPANY CONDUCTS LIMITED BUSINESS (PRIVATE PLACEMENTS).

GNV Advisors, LLC

Financial Statements for the
Year Ended December 31, 2009

GNV Advisors, LLC

Year Ended December 31, 2009

Contents

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report

Member
GNV Advisors, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of **GNV Advisors, LLC** as of December 31, 2009, and the related statements of operations and member's capital and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **GNV Advisors, LLC** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Blackman Kallick, LLP

February 24, 2010

GNV Advisors, LLC

Statement of Financial Condition

December 31, 2009

Assets

Current Assets		
Cash and cash equivalents	$	131,336
Accounts receivable		105,777
Prepaid expenses		1,077
	$	**238,190**

Member's Capital

Member's Capital	**$**	**238,190**

The accompanying notes are an integral part of the financial statements.

GNV Advisors, LLC

Statement of Operations and Member's Capital

Year Ended December 31, 2009

Revenue - Fees	$ 449,528
Expenses	
Commission expense	170,064
Shared expenses	70,291
Regulatory fees	22,897
Insurance	703
Total Expenses	263,955
Income from Operations	185,573
Interest Income	90
Net Income	185,663
Member's Capital, Beginning of Year	52,527
Member's Capital, End of Year (Exhibit A)	**$ 238,190**

The accompanying notes are an integral part of the financial statements.

GNV Advisors, LLC

Statement of Cash Flows

Year Ended December 31, 2009

Cash Flows from Operating Activities		
Net income	$	185,663
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in accounts receivable		(105,777)
Increase in prepaid expenses		(658)
Net Increase in Cash and Cash Equivalents		79,228
Cash and Cash Equivalents, Beginning of Year		52,108
Cash and Cash Equivalents, End of Year	**$**	**131,336**

The accompanying notes are an integral part of the financial statements.

Note 1 - Nature of Business

GNV Advisors, LLC (the Company) is a Delaware limited liability company that is a limited broker-dealer, for the purpose of offering private placements. The Company serves high net worth individuals, as well as institutional clients mostly located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), and its membership was approved on October 23, 2008. The Company is wholly owned by Geneva Holding Company of Chicago, LLC (Member).

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company

As a limited liability company, the member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest. Allocation of profits, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash and Cash Equivalents

The Company maintains its cash in a brokerage account invested in money market sweep shares, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on such cash.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company receives a fee for its services based on a percentage of the periodic management fee earned by the fund managers with which the Company invests. Fund managers typically earn fees periodically based on a percentage of the assets they manage as well as possible incentive based fees. The Company may also receive placement agent fees based on a percentage of assets raised. Fees are recorded as revenue as the fund managers earn their respective management fees. Allowances for uncollectible accounts are determined at management's discretion based on experience with the client and the economic stability of the client. As of December 31, 2009, there are no accounts receivable; therefore, no amounts are provided for uncollectible accounts.

Note 2 - Summary of Significant Accounting Policies (Continued)

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash equivalents, approximate fair value due to the short maturity of these instruments.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The member is taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes.

The Company's adoption of the Income Tax Topic regarding uncertain tax positions of GAAPUSA on January 1, 2009 had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. Prior to adoption of the Income Tax Topic, the Company accounted for tax positions under a contingent loss model, requiring recognition of a tax liability when it was both (1) probable that it had been incurred as of year-end and (2) the amount could be reasonably estimated.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2010, the date the financial statements are available to be issued.

Note 3 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3 -1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule l5c3-1, shall not exceed 15 to 1. Per this rule, the Company, as a broker-dealer, is required to maintain "net capital" of 6 2/3% of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined.

As of December 31, 2009, the Company had net capital of $234,486, which was $229,486 in excess of its required net capital of $5,000. The net capital rule may effectively restrict the payment of dividends. The Company has no debt; therefore, its aggregate indebtedness to net capital ratio was 0.00 to 1.00.

Note 4 - Commitment and Related Party Transaction

The Company has an expense-sharing arrangement with a company related through common ownership. It has been agreed by the parties that expenses will be allocated in accordance with the agreement. During 2009, $70,291 in expenses were allocated to the Company.

Note 5 - Concentrations

For the year ended December 31, 2009, sales to one major customer amounted to more than 10% of total revenue. The amount of revenue from this customer was $397,461 in 2009. The receivable balance for this major customer was $99,365 as of December 31, 2009.

Blackman Kallick

10 South Riverside Plaza
9th Floor
Chicago, IL 60606

Phone 312-207-1040
Fax 312-207-1066

BlackmanKallick.com

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Member
GNV Advisors, LLC
Chicago, Illinois

We have audited the accompanying financial statements of **GNV Advisors, LLC** as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blackman Kallick, LLP

February 24, 2010

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

1.	Total ownership equity from Statement of Financial Condition - Item 1800			$ 238,190	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital			$ -	[3490]
3.	Total ownership equity qualified for Net Capital			$ 238,190	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital			$ -	[3520]
	B. Other (deductions) or allowable credits (List)			$ -	[3525]
5.	Total capital and allowable subordinated liabilities			$ 238,190	[3530]
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ (1,077)	[3540]		
	B. Secured demand note deficiency	$ -	[3590]		
	C. Commodity futures contracts and spot commodities - Proprietary capital charges	$ -	[3600]		
	D. Other deductions and/or charges	-	[3610]	$ (1,077)	[3620]
7.	Other additions and/or allowable credits (List)			$ -	[3630]
8.	Net Capital before haircuts on securities positions			$ 237,113	[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A. Contractual securities commitments	$ -	[3660]		
	B. Subordinated securities borrowings	$ -	[3670]		
	C. Trading and investment securities:				
	1. Exempted securities	$ -	[3735]		
	2. Debt securities	$ -	[3733]		
	3. Options	$ -	[3730]		
	4. Other securities	$ -	[3734]		
	D. Undue concentration	$ (2,627)	[3750]		
	E. Other (List)	$ -	[3736]	(2,627)	[3740]
10.	Net Capital			$ **234,486**	[3750]

OMIT PENNIES

See independent auditor's report on supplementary information pursuant to Rule 17a-5 of the Securities and Exchange Commission.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum Net Capital required (6 2/3% of line 18)	$	-	[3756]
12. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A	$	5,000	[3758]
13. Net Capital requirement (greater of line 11 or 12)	$	5,000	[3760]
14. Excess Net Capital (line 10 less 13)	$	229,486	[3770]
15. Excess Net Capital at 100% (line 10 less 10% of line 18)	$	229,486	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total liabilities from Statement of Financial Condition				$	-	[3790]
17. Add:						
A. Drafts for immediate credit	$	-	[3800]			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	[3810]			
C. Other unrecorded amounts (List)	$	-	[3820]	$	-	[3830]
18. Total aggregate indebtedness				$	-	[3840]
19. Percentage of aggregate indebtedness to Net Capital (line 18 ÷ line 10)				%	0.00	[3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0.00	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined Aggregate Debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the Net Capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	-	[3870]
22. Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement of subsidiaries computed in accordance with Note A	$	-	[3880]
23. Net Capital requirement (greater of line 21 or 22)	$	-	[3760]
24. Excess Net Capital (line 10 less 23)	$	-	[3910]
25. Net Capital in excess of the greater of:			
A. 5% of combined Aggregate Debit items or $120,000	$	-	[3920]

See independent auditor's report on supplementary information pursuant to Rule 17a-5 of the Securities and Exchange Commission.

NOTES:

A. The minimum Net Capital requirement should be computed by adding the minimum dollar Net Capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar Net Capital requirement; or
   2. 6 2/3% of aggregate indebtedness or 2% of Aggregate Debits if alternative method is used.

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities, which were included in nonallowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

See independent auditor's report on supplementary information pursuant to Rule 17a-5 of the Securities and Exchange Commission.

Blackman Kallick

Blackman Kallick, LLP
10 South Riverside Plaza, 9th Floor
Chicago, IL 60606

Phone 312-207-1040

Independent Auditor's Report on Internal Control

Member
GNV Advisors, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of **GNV Advisors, LLC** (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for retail customers or perform retail custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BK

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Our review indicated that **GNV Advisors, LLC**, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact business in securities directly with or for other members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2009, no facts came to our attention to indicate such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blackman Kallick, LLP

February 24, 2010